UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Venator Materials PLC

(Name of Issuer)

Ordinary Shares, $0.001 par value per share

(Title of Class of Securities)

G9329Z100

(CUSIP Number)

Eric R. Markus

Hunton Andrews Kurth LLP

2200 Pennsylvania Avenue NW

Washington, DC 20037

Tel: (202) 662-2780

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9329Z100

1.	Names of Reporting Persons Citadel Advisors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 27,362,148,567

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power See Row 8 above

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.3%[1]

14.	Type of Reporting Person (See Instructions) IA; OO; HC

1 The percentages in this Schedule 13D are based upon 108,050,720,920 Ordinary Shares, $0.001 par value per share, outstanding as of October 12, 2023, as reported in the Issuer’s Form 6-K, as filed with the Securities and Exchange Commission on October 13, 2023. Except as described in the preceding sentence, all Ordinary Shares, $0.001 par value per share, for the holdings of the reporting persons reported in this Schedule 13D are as of the opening of the market on October 24, 2023.

CUSIP No. G9329Z100

1.	Names of Reporting Persons Citadel Advisors Holdings LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 27,362,148,567

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power See Row 8 above

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.3%

14.	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. G9329Z100

1.	Names of Reporting Persons Citadel GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 27,362,148,567

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power See Row 8 above

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.3%

14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. G9329Z100

1.	Names of Reporting Persons Citadel Equity Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 27,362,148,567

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power See Row 8 above

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G9329Z100

1.	Names of Reporting Persons Citadel Securities LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 299,953

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power See Row 8 above

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) BD; OO

CUSIP No. G9329Z100

1.	Names of Reporting Persons Citadel Securities Group LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 299,953

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power See Row 8 above

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. G9329Z100

1.	Names of Reporting Persons Citadel Securities GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 299,953

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power See Row 8 above

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. G9329Z100

1.	Names of Reporting Persons Kenneth Griffin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 27,362,448,520

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power See Row 8 above

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.3%

14.	Type of Reporting Person (See Instructions) IN; HC

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Ordinary Shares, $0.001 par value per share (the “Shares”), of Venator Materials PLC (the “Issuer”). The principal executive offices of the Issuer are located at Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, TS22 5FD, United Kingdom.

Item 2.	Identity and Background

(a) – (c) This Schedule 13D is being jointly filed by Citadel Advisors LLC (“Citadel Advisors”), Citadel Advisors Holdings LP (“CAH”), Citadel GP LLC (“CGP”), Citadel Equity Fund Ltd. (“CEFL”), Citadel Securities LLC (“Citadel Securities”), Citadel Securities Group LP (“CALC4”), Citadel Securities GP LLC (“CSGP”) and Mr. Kenneth Griffin (“Mr. Griffin,” collectively with Citadel Advisors, CAH, CGP, CEFL, Citadel Securities, CALC4 and CSGP, the “Reporting Persons”) with respect to the Shares of the Issuer owned by CEFL and Citadel Securities.

Citadel Advisors is the portfolio manager for CEFL. CAH is the sole member of Citadel Advisors. CGP is the general partner of CAH. CEFL is a private investment fund. CALC4 is the non-member manager of Citadel Securities. CSGP is the general partner of CALC4. Mr. Griffin owns a controlling interest in CGP and CSGP.

The business address of the Reporting Persons is Southeast Financial Center, 200 S. Biscayne Blvd., Suite 3300, Miami, Florida 33131.

Citadel Advisors is an investment adviser registered under the Investment Advisers Act of 1940, as amended. The principal business of Citadel Advisors is acting as the portfolio manager for CEFL and other entities in the Citadel family of companies. The principal business of CAH is acting as the sole member of Citadel Advisors. The principal business of CGP is acting as the general partner of CAH and other entities within the Citadel family of companies. Citadel Securities is a broker-dealer registered under the Securities Exchange Act of 1934, as amended. The principal businesses of Citadel Securities are acting as a market maker in equity securities and listed options, providing trade execution and order routing services to clients and investing on a proprietary basis. The principal business of CALC4 is acting as the non-member manager of Citadel Securities and other entities in the Citadel Securities family of companies. The principal business of CSGP is acting as the general partner of CALC4. The principal business of Mr. Griffin is acting as the President, Chief Executive Officer and Co-Chief Investment Officer of Citadel Advisors and CGP.

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Exhibit 99.1 attached hereto and incorporated herein by reference.

On or about November 3, 2023, the Shares owned by CEFL will be transferred internally to Citadel Multi-Asset Master Fund Ltd. (“CMAM”), a private investment fund for which Citadel Advisors serves as portfolio manager. CMAM is a company formed under the laws of the Cayman Islands. The directors of CMAM are the same as the directors of CEFL.

(d) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons’ knowledge, none of the Covered Persons or CMAM, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons’ knowledge, none of the Covered Persons or CMAM, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Griffin is a U.S. Citizen. The citizenship of each of the Covered Persons is set forth in Exhibit 99.1 attached hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

CEFL and Citadel Securities are the sole direct holders of Shares.

On May 14, 2023, the Issuer and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions in the U.S. Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) seeking relief under chapter 11 of title 11 of the U.S. Code (“Chapter 11”). On July 25, 2023, the Bankruptcy Court entered an order confirming the Joint Prepackaged Plan of Reorganization of Venator Materials PLC and its Debtor Affiliates (the “Plan”). On October 12, 2023 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from Chapter 11.

No funds were expended by CEFL for the Shares issued to it by the Issuer. Rather, CEFL was the holder of certain loans to, and notes issued by, the Issuer. As part of its emergence and pursuant to the Issuer’s plan of reorganization, the loans and notes held by CEFL (totaling approximately $213 million) were cancelled and CEFL was issued 26,423,706,949 Shares by the Issuer in exchange therefore. In addition, as compensation for agreeing to provide certain backstop financing to the reorganized company, CEFL received from the Issuer 938,441,618 Shares as consideration. CEFL did not purchase any Shares under the backstop arrangement.

Citadel Securities is a registered broker-dealer and made a market for the Issuer’s Shares both before and during the bankruptcy and has continued to make a market in such Shares after the Issuer’s emergence. Working capital is the source of Citadel Securities’ funds for such market-making activities.

Item 4.	Purpose of Transaction

As noted above, CEFL was a holder of loans made to, and bonds issued by, the Issuer and it received its Shares as a result of the plan of reorganization of the Issuer (and some from providing certain backstop financing support).

As noted above, Citadel Securities is a registered broker-dealer and has bought and sold the Issuer’s Shares – and expects to continue buying and selling the Issuer’s Shares in its capacity as a market-maker.

CEFL, Citadel Advisor, CAH, CGP and Mr. Griffin (the “Citadel Reporting Persons”) will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Issuer’s Shares, the Issuer’s operations, assets, prospects, and business development, the Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Citadel Reporting Persons have discussed and may in the future discuss their investment in the Issuer and the foregoing investment considerations with other shareholders, management, the Board of Directors, existing or potential strategic partners or competitors of the Issuer, other investors, industry analysts and/or others and may take actions intended to improve the Issuer’s financial results and/or maximizing shareholder value through various strategic alternatives, including changes to the capitalization, ownership structure, operations, or organizational documents of the Issuer, or any strategic transaction or similar opportunities. These considerations, these discussions and other factors may result in the Citadel Reporting Persons acquiring additional Issuer securities, hedging their investment in Issuer securities or selling, trading or otherwise disposing of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests. There is no assurance that the Reporting Persons will take any such actions. All of the foregoing may be limited by the terms of the Shareholders’ Agreement described below in Item 6.

The Citadel Reporting Persons may from time to time in the ordinary course of business pledge, lend, or transfer the securities of the Issuer to brokers, banks or other financial institutions (the “Lenders”) as collateral for loans or other obligations of the Citadel Reporting Persons pursuant to margin, prime brokerage, loan, or other financing arrangements. If the Citadel Reporting Persons enter such arrangements, the Lenders may acquire the right to vote and/or dispose of the securities of the Issuer held as collateral.

Except as set forth herein, the neither (i) the Citadel Reporting Persons nor (ii) Citadel Securities, CALC4 and/or CSGP have any present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on upon 108,050,720,920 Shares outstanding as of October 12, 2023, as reported in the Issuer’s Form 6-K, as filed with the Securities and Exchange Commission on October 13, 2023. Except as described in the preceding sentence, all Shares for the holdings of the Reporting Persons reported in this Schedule 13D are as of the opening of the market on October 24, 2023. The information set forth in Items 2(a) – (c), 3 and 6 is incorporated herein by reference.

Citadel Advisors, CAH, CGP and CEFL may each be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 27,362,148,567 Shares.

Citadel Securities, CALC4 and CSGP may each be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 299,953 Shares.

Mr. Griffin may be deemed to have the shared power to vote or direct the vote and shared power to dispose or direct the disposition of 27,362,448,520 Shares.

(c) Transactions in the Shares by the Reporting Persons during the last sixty days are described above in Item 4 or are listed in Exhibit 99.3 attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 is incorporated by reference hereto.

On the Effective Date, the Issuer entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”), among the Issuer and the investors listed therein, including Citadel Credit Master Fund LLC (“CCM”) (collectively, the “Investors”, and the Investors other than CCM, the “Other Investors”). CEFL became the successor in interest to CCM as the party to the Shareholders’ Agreement and the holder of the Shares. The Reporting Persons expressly disclaim the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with any of the Other Investors, as well as beneficial ownership with respect to any Shares beneficially owned by the Other Investors, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose.

The Shareholders’ Agreement provides that the board shall comprise up to seven independent directors, with the initial directors set out in the Shareholders’ Agreement. The Shareholders’ Agreement provides that if a vacancy on the board arises, the new directors shall be appointed by Investors, with each Investor holding fifteen percent (15%) of the voting shares in issue entitled to appoint and remove one director for every fifteen percent (15%) of voting shares in issue held. The Shareholders’ Agreement provides that the chairperson of the board of directors of the Issuer is to be elected by a majority of the board. Certain matters are reserved to the decision of holders of (i) seventy five percent (75%) or more of voting shares; (ii) sixty percent (60%) or more of voting shares; and (iii) fifty percent (50%) or more of voting shares.

The Shareholders’ Agreement also provides for tag-along rights for Investors upon the transfer by an Investor and / or their affiliates which would result in the prospective purchaser owning or controlling more than fifty percent (50%) of the voting shares in issue; drag-along rights upon the transfer of shares by an Investor or group of Investors who hold fifty percent (50%) or more of the voting shares in issue which would result in the prospective purchaser owning or controlling more than fifty percent (50%) of the voting shares in issue; rights of first offer with respect to the transfer by an Investor (subject to certain customary exceptions) of five percent (5%) or more of the outstanding shares of the voting shares; and pre-emptive rights to the Investors (on a pro rata basis) upon issuance of new securities by the Issuer (subject to certain customary exceptions).

The Shareholder Agreement, as redacted, was filed in the docket maintained in the bankruptcy case of the Issuer. Court filings and information about the Issuer’s Chapter 11 case can be found at a website maintained by the Debtors’ claims, noticing and solicitation agent, Epiq Corporate Restructuring, LLC, at https://dm.epiq11.com/venator. The foregoing description of the Shareholders’ Agreement is qualified in its entirety by reference to the full text of the Shareholders’ Agreement, which is attached hereto as Exhibit 99.3.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 – Information Regarding Covered Persons

Exhibit 99.2 – Transactions in the Shares by the Reporting Persons During the Past 60 Days

Exhibit 99.3 – Shareholders’ Agreement by and among CEFL, the Issuer and the Other Investors

Exhibit 99.4 – Joint Filing Agreement by and among the Reporting Persons, dated October 24, 2023

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 24, 2023.

CITADEL SECURITIES LLC		CITADEL ADVISORS LLC

By:	/s/ Guy Miller	By:	/s/ Seth Levy
	Guy Miller, Authorized Signatory		Seth Levy, Authorized Signatory

CITADEL SECURITIES GROUP LP		CITADEL ADVISORS HOLDINGS LP

By:	/s/ Guy Miller	By:	/s/ Seth Levy
	Guy Miller, Authorized Signatory		Seth Levy, Authorized Signatory

CITADEL SECURITIES GP LLC		CITADEL GP LLC

By:	/s/ Guy Miller	By:	/s/ Seth Levy
	Guy Miller, Authorized Signatory		Seth Levy, Authorized Signatory

CITADEL EQUITY FUND LTD.		KENNETH GRIFFIN

By:	/s/ Seth Levy	By:	/s/ Seth Levy
	Seth Levy, Authorized Signatory		Seth Levy, attorney-in-fact*

*        Seth Levy is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Advisors LLC on Schedule 13G for Allakos Inc. on October 13, 2023.